SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE OF ACT OF 1934

For the month of December 31, 2001

DATAWAVE SYSTEMS INC.
101 West 5th Avenue
Vancouver, British Columbia
Canada V5Y 4A5

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

DATAWAVE

CDNX: DTV.V

OTCBB: DWVSF

QUARTERLY REPORT
FOR THE PERIOD ENDING:

DECEMBER 31st, 2001

QUARTERLY REPORT

FORM 51-901F

Schedule A

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	December 31, 2001		02/02/19
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	02/02/19
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	02/02/19

DATAWAVE SYSTEMS INC. Consolidated Balance Sheets (Expressed in United States Dollars) (Unaudited - Prepared by Management)

	December 31 2001	March 31 2001
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,793,226	$2,462,033
Accounts receivable	1,036,388	764,717
Inventories	364,754	241,514
Prepaid expenses	405,781	134,634
Future income taxes	79,000	79,000
TOTAL CURRENT ASSETS	3,679,149	3,681,898

MACHINERY AND EQUIPMENT, NET	945,347	967,905
INTANGIBLES (Note 2)	2,039,716	0
TOTAL ASSETS	$6,664,212	$4,649,803

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,426,832	$2,254,560
TOTAL CURRENT LIABILITIES	3,426,832	2,254,560

Deferred revenue	717,317	-
TOTAL LIABILITIES	4,144,149	2,254,560

SHAREHOLDERS' EQUITY

Common Shares (Note 3)
Authorized
100,000,000 common shares, no par value
Issued
43,879,334 shares issued and outstanding at December 31, 2001 and March 31, 2001	15,005,483	15,005,483
Contributed surplus	933,738	516,038
Share purchase warrants (Note 3(c))	-	417,700
Accumulated deficit	(13,419,158)	(13,543,978)
Total Shareholders' Equity	2,520,063	2,395,243

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,664,212	$4,649,803

APPROVED BY THE DIRECTORS:

By: /s/ Abe Carmel Chairman of the Board	By: /s/ Josh Emanuel Director and CEO

DATAWAVE SYSTEMS INC. Consolidated Statements of Operations and Accumulated Deficit (Expressed in United States Dollars) (Unaudited - Prepared by Management)

	Three Months ended Dec. 31		Nine Months ended Dec. 31
	2001	2000	2001	2000

REVENUES	$3,675,070	$2,290,990	$11,584,394	$7,344,813

OPERATING COSTS AND EXPENSES
Cost of revenues	2,492,210	1,683,226	7,970,350	5,181,009
General and administrative	519,169	389,609	1,722,552	1,253,052
Selling and marketing	273,555	167,877	738,188	434,943
Research and development	249,656	316,050	700,840	691,867
Depreciation and amortization	97,176	134,620	341,027	429,290
Loss (gain) on foreign exchange	14,160	(690)	13,492	29,932
	3,645,926	2,690,692	11,486,449	8,020,093

OPERATING INCOME (LOSS)	29,144	(399,702)	97,945	(675,280)

OTHER INCOME	9,943	41,792	43,295	117,155

NET INCOME (LOSS) BEFORE TAXES	39,087	(357,910)	141,240	(558,125)

INCOME TAXES	16,420	-	16,420	-
NET INCOME (LOSS) FOR THE PERIOD	$22,667	$(357,910)	$124,820	$(558,125)

ACCUMULATED DEFICIT
BEGINNING OF PERIOD	(13,441,825)	(12,867,284)	(13,543,978)	(12,910,683)
ACCUMULATED DEFICIT
END OF PERIOD	$(13,419,158)	$(13,225,194)	$(13,419,158)	$(13,468,808)

INCOME (LOSS) PER SHARE	$0.001	$(0.008)	$0.003	$(0.013)

INCOME (LOSS) PER SHARE, FULLY DILUTED	$0.001	$(0.008)	$0.003	$(0.013)

DATAWAVE SYSTEMS INC. Consolidated Statements of Cash Flows (Expressed in United States Dollars) (Unaudited - Prepared by Management)

	Three Months Ended Dec 31		Nine Months Ended Dec 31
	2001	2000	2001	2000
OPERATING ACTIVITIES
Net income (loss) for the period	$22,667	$(357,910)	$124,820	$558,125)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,176	134,620	341,027	429,290
Net change in non-cash working capital items:
Inventory	(30,619)	(21,142)	(123,240)	6,341
Accounts receivable	656,618	71,442	579,819	601,486
Prepaid expenses	19,579	(73,157)	(118,497)	(58,240)
Accounts payable and other accrued liabilities	(1,453,246)	(78,908)	(519,761)	59,584
Deferred Revenue	109,617	-	(145,909)	-
Net cash provided by operating activities	(578,208)	(325,055)	138,259	480,336

INVESTING ACTIVITIES
Purchase of machinery, equipment, and supplies	(165,809)	(80,463)	(213,304)	(197,017)
Acquisition cost net of cash received	-	-	(593,762)	-
Net cash used in investing activities	(165,809)	(80,463)	(807,066)	(197,017)

FINANCING ACTIVITIES
Issuance of common shares	-	910	-	1,610
Net cash provided by financing activities	-	910	-	1,610

(DECREASE) INCREASE IN CASH	(744,017)	(404,608)	(668,807)	284,929

CASH AND CASH EQUIVALENTS
BEGINNING OF PERIOD	2,537,243	3,127,422	2,462,033	2,437,885
END OF PERIOD	$1,793,226	$2,722,814	$1,793,226	$2,722,814

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$3,344	$ -	$3,344	$ -
Interest received	$9,943	$32,712	$43,295	$108,075
Income taxes paid	$ -	$96,461	$ -	$96,461

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the three and nine month periods ended December 31, 2001
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted and these financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2001. In the opinion of management these financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2001. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(a) Revenue Recognition

The Company's revenues are generated primarily from the sale of prepaid calling cards. Revenue and the related costs are recognized on the sale of prepaid calling cards at the date of sale when the proceeds and the direct costs are determinable, collection is reasonable assured, and the Company does not control or have any ongoing obligation to provide the related telephone time. Where the direct costs are not determinable at the date of sale, sales of prepaid calling cards are recorded as deferred revenue, and revenue is recognized as the card is used or when the card expires.

(b) Foreign Currency Translation

The accounts of the wholly-owned subsidiaries are considered to be integrated and amounts denominated in foreign currencies are translated into United States dollars using the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at average rates in effect during the time of acquisition or issue. Transactions denominated in foreign currencies are translated at average rates for the period except amortization which is translated at the same rate as the assets to which it relates. Gains and losses from translation are included in earnings in the period in which they occur.

2. INTANGIBLE ASSETS

As of July 1, 2001, the Company adopted the new CICA Accounting Standards for "Goodwill and Other Intangible Assets". These standards require that all intangible assets acquired through a business combination after June 30, 2001 which are capable of being separately sold, transferred, licensed, rented or exchanged be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test.

Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The Company has performed an impairment test of its goodwill and determined that no impairment of the recorded goodwill existed. Therefore, no impairment loss was recorded during the nine months ended December 31, 2001. The customer list is amortized over 6 years, management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. Although the Company may intend to add customer names and other information to the list in the future, the expected benefits of the acquired customer list apply only to the customers on that list at the date of acquisition. The customer list is reviewed for impairment by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets on an annual basis. Details of the cost and net book value of goodwill and other intangible assets are as follows:

	cost	accumulated amortization	Dec. 31, 2001 net book value	March 31, 2001 net book value
Goodwill	$1,497,050	$--	$1,497,050	$--
Customer List	592,000	49,334	542,666	--
	$2,089,050	$49,334	$2,039,716	$--

3. COMMON SHARES

(a) Authorized

100,000,000 common shares without par value

(b)

Issued	Number of Shares	Amount
Balance - March 31 and December 31, 2001	43,879,334	$15,005,483

(c) Share Purchase Warrants

As at December 31, 2001, all share purchase warrants to purchase common shares had expired.

The changes in share purchase warrants are as follows:

		Exercise Price
Balance -- March 31, 2001	17,166,167	$0.35 - $0.40
Warrants expired	(17,166,167)	$0.35 - $0.40
Balance - December.30, 2001	-

During the three months ended December 31, 2001 the stated value of share purchase warrants that had expired was reclassified to contributed surplus.

(d) Share Purchase Options

During the quarter ended December 31, 2001 no options were granted and 413,637 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled. During the quarter ended June 30, 2001 383,500 options were granted at Cdn. $0.27 and 175,000 options at prices ranging from Cdn. $0.30 to Cdn. $1.93 were cancelled. During the quarter ended September 30, 2001 500,000 options were issued at Cdn $0.28, 150,000 options were issued at Cdn $0.25, and 50,426 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled. The details of the changes in stock options for the aforementioned quarters are as follows:

Balance - March 31, 2001	4,262,407
Activity during the quarter Options granted Options expired	383,500 (175,000)
Balance - June 30, 2001	4,470,907
Activity during the quarter Options granted Options expired	650,000 50,426
Balance - September 30, 2001	5,070,481
Activity during the quarter Options granted Options expired	- (413,637)
Balance - December 31, 2001	4,656,844

As at December 31, 2001, the following stock options were outstanding:

Number of Shares	Exercise price		Expiry date
2,120,333	Cdn $0.20	US $0.13	April 04, 2004
24,000	Cdn $0.22	US $0.14	April 04, 2004
184,500	Cdn $0.23	US $0.14	April 04, 2004
150,000	Cdn $0.25	US $0.16	July 31, 2005
375,000	Cdn $0.27	US $0.17	April 04, 2004
200,000	Cdn $0.28	US $0.18	April 04, 2004
255,000	Cdn $0.28	US $0.18	July 18, 2005
295,000	Cdn $0.30	US $0.19	April 04, 2004
487,761	Cdn $0.57	US $0.36	April 04, 2004
200,000	Cdn $0.76	US $0.48	April 04, 2004
365,250	Cdn $0.83	US $0.52	April 04, 2004
4,656,844

4. BUSINESS ACQUISITION

On July 13, 2001, the Company acquired 100% of the issued and outstanding shares of AT&T PrePaid Card Company. The acquisition has been accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets and liabilities, based on their estimated fair value as of the acquisition date, plus an additional $31,474 in professional fees relating to the acquisition incurred subsequent to September 30, 2001, as follows:

Identifiable assets acquired:

Current assets	$1,690,884
Capital assets	55,831
Customer lists	592,000
Goodwill	1,497,050

Total assets	$3,835,765

Liabilities assumed:

Accounts payable & accrued liabilities	(1,692,032)
Deferred revenue	(863,226)

Total purchase price	1,280,507

Less cash acquired	686,745

Net cost of acquisition	$593,762

5. SEGMENTED INFORMATION

The Company operates in one reportable industry segment, re-selling long distance telephone time through prepaid and other calling cards distributed through its vending machines and at retail locations. Therefore, these consolidated financial statements have not been segmented. The Company earned revenue from sales to customers in the following geographic locations:

	Three months ended December 31		Nine months ended December 31
	2001	2000	2001	2000
United States	$2,155,278	$2,290,990	$7,982,251	$7,344,813
Canada	1,519,792	-	3,602,143	-
	$3,675,070	$2,290,990	$11,584,394	$7,344,813

Long-lived assets are located as follows:
			December 31 2001	March 31 2001
United States			$183,127	$160,706
Canada			650,695	807,199
			$833,822	$967,905

QUARTERLY REPORT

FORM 51-901F

Schedules B & C

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	December 31, 2001		02/02/19
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	02/02/19
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	02/02/19

1(a) Schedule of Consolidated Cost of Revenues

For The Nine Months Ended December 31, 2001
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Dec. 31 2001
Cost of time	$4,727,434
Cost of accessories, parts, and supplies	$446,339
Production costs	$153,968
Service & related costs	$618,487
Commissions, discounts, and site rentals	$1,922,510
Freight costs	$74,544
Miscellaneous costs	$27,068
$7,970,350

1(b) Schedule of Consolidated General and Administrative Expenses

For The Nine Months Ended December 31, 2001
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Dec. 31 2001

Accounting & audit	$100,263
Automotive	$12,518
Bank charges and interest	$129,315
Consulting fees	$27,449
Courier & postage	$35,352
Director fees	$67,500
Dues & subscriptions	$12,068
Insurance	$50,925
Investor relations, filing fees	$39,817
Lease on office equipment	$23,028
Legal	$127,645
Office & miscellaneous	$6,795
Property taxes	$10,653
Rent	$96,533
Repairs & maintenance	$13,941
Salaries & wages	$793,001
Stationery & printing	$25,999
Telephone	$66,105
Travel & entertainment	$33,375
Taxes & Licenses	$45,176
Utilities	$5,094
$1,722,552

1(c) Schedule of Consolidated Selling and Marketing Expenses

For The Nine Months Ended December 31, 2001
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Dec. 31 2001

Advertising & promotion	$84,872
Automotive	$8,778
Commissions	$3,925
Office & miscellaneous	$24,714
Printing, brochures & displays	$37,286
Rent	$33,934
Salaries & benefits	$483,729
Telephone	$15,611
Travel, meals & entertainment	$45,339
$738,188

2 Related Party Transactions:

During June 2001, the Company arranged a private placement with Cash Card Communications Corp. Ltd. ("Cash Card"), a Bermuda company and the largest shareholder of DataWave. Cash Card agreed to loan $1,200,000 to DataWave secured by a promissory note for the full amount of the loan with interest accruing at a rate of 7.8% per annum compounded semi-annually and not in advance and payable monthly in arrears. The loan was to be paid to DataWave in two installments. The first installment of $800,000 was received on June 30, 2001. The second installment of $400,000 was due on or before September 15, 2001 but was not advanced. By mutual agreement the loan was repaid in full in September, 2001.

3(a) Security Issues:

	Number	Amount
Balance -- March 31, 2001	43,879,334	$15,005,483
Issues:
Exercise of Options	-	-
Balance - December 31, 2001	43,879,334	$15,005,483

3(b) Options granted during the quarter:

No options were granted during the quarter ended December 31, 2001.

4(a) Share capital:

Authorized: -- 100,000,000 common share without par value.

4(b) Share capital

Issued: -- 43,879,334

4(c) Options and warrants outstanding at the end of the quarter:

Security	Number	Exercise price		Expiry date
Stock Options	2,120,333	Cdn $0.20	US $0.13	April 04, 2004
	24,000	Cdn $0.22	US $0.14	April 04, 2004
	184,500	Cdn $0.23	US $0.14	April 04, 2004
	150,000	Cdn $0.25	US $0.16	July 31, 2005
	375,000	Cdn $0.27	US $0.17	April 04, 2004
	200,000	Cdn $0.28	US $0.18	April 04, 2004
	255,000	Cdn $0.28	US $0.18	July 18, 2005
	295,000	Cdn $0.30	US $0.19	April 04, 2004
	487,761	Cdn $0.57	US $0.36	April 04, 2004
	200,000	Cdn $0.76	US $0.48	April 04, 2004
	365,250	Cdn $0.83	US $0.52	April 04, 2004
Total	4,656,844

Note: During the quarter ended June 30, 2001 383,500 options were granted at Cdn. $0.27 and 175,000 options at prices ranging from Cdn. $0.30 to Cdn. $1.93 were cancelled. During the quarter ended September 30, 2001 500,000 options were issued at Cdn $0.28 and 150,000 options were issued at Cdn $0.25. 50,426 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled. During the quarter ended December 31, 2001 no options were granted and 413,637 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled.

Security	Number	Exercise price	Expiry date
Warrants	-

Note: The remaining 3 million warrants outstanding expired during the quarter ended December 31, 2001. 14,166,667 warrants expired during the quarter ended June 30, 2001. There are no longer any warrants outstanding.

4(d). Shares in escrow and/or subject to pooling:

Not applicable.

5. Directors:

Marc Belsky
Larry Bouts
Abe Carmel
Josh Emanuel
Bernard Pinsky
Tom Sikorski

SCHEDULE C: MANAGEMENT DISCUSSION

(Note - all figures in the Management Discussion are in United States Dollars unless otherwise indicated)

Revenues

Revenues were $11,584,394 for the nine months ended December 31, 2001 compared with $7,344,813 for the nine months ended December 31, 2000. DataWave considerably expanded its involvement in the Canadian prepaid long distance telephone market in July 2001 by acquiring AT&T's Canadian Prepaid Card Company. This business, which generates all its revenues from the sale of prepaid long distance phone cards to retailers, has provided $3,598,030 of revenues. Revenues generated from the sale of prepaid long distance phone cards in the U.S. increased 9% for the nine months ended December 31, 2001 compared with the same period last year. However, in the quarter ended December 31, 2001 revenue from the sale of prepaid long distance phone cards in the United States declined 6% due to the unprecedented decline in travel and the economic slowdown in the United States resulting from the September 11 terrorist attacks. DataWave's United States revenue is directly tied to the travel-related industry that was hit especially hard.

Cost of Revenues

Cost of revenues were $7,970,350 or 68.8% of revenues, during the nine months ended December 31, 2001, compared to $5,181,009 or 70.5% of revenues, during the nine months ended December 31, 2000. The improvement in gross margin is primarily due to renegotiating lower rates on the cost of time.

Cost of telephone time, which is the major component of cost of revenue, decreased on the US business. It was 29.7% of the matching revenue during the nine months ended December 31, 2001 compared with 35.8% during the same period last year. This decrease was primarily due to renegotiating lower rates on the cost of time. Cost of time on the Canadian business was 65.4%. The overall cost of revenue was 67.9% in Canada compared to 69.2% in the U.S. The U.S. business has a significant commission component of cost of revenues compared to the Canadian business offsetting the lower cost of time.

General and Administrative Expenses

General and administrative expenses ("G&A") was $1,722,552 or 14.9% of revenues during the nine months ended December 31, 2001, compared to $1,253,052 or 17.1% of revenues during the same period last year.

The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

During the quarter ended December 31, 2001 the Company incurred approximately $54,000 of G&A expenses related to a cancelled business transaction with Imprimis, Inc.

On March 27, 2000 a third party filed a writ of summons in the Supreme Court of British Columbia claiming that the Company is obligated to pay an introduction fee in the amount of $1,200,000 in connection with services performed by the third party. The Company settled this matter in July 2001 for $55,000 and recorded the settlement in "G&A" expense. This matter was referred to in Note 11(b) "Commitment and Contingencies" of the Company's audited consolidated financial statements for the year ended March 31, 2001.

Selling and Marketing Expenses

Selling and marketing expenses were $738,188 or 6.4% of revenues during the nine months ended December 31, 2001, as compared to $434,943 or 5.9% of revenues during the nine months ended December 31, 2000. The increase as a percent of revenue is attributable primarily to increased advertising and promotion expenses of $84,872 for the nine months ended December 31, 2001 as compared to $40,247 for the same period last year.

Research and Development Expenses

Research and development expenses ("R&D") increased $8,973 or 1.3% to $700,840 (6.0% of revenues) during the nine months ended December 31, 2001, from $691,867 (9.4% of revenues) during the nine months ended December 31, 2000.

Depreciation and Amortization

Depreciation and amortization expenses decreased $88,263 to $341,027 or 2.9% of revenues during the nine months ended December 31, 2001, from $429,290, or 5.8% of revenues for the nine months ended December 31, 2000.

Depreciation of machinery and equipment was $291,693 during the nine months ended December 31, 2001 compared to $429,290 for the same period last year.

Amortization of intangible assets was $49,334 for the nine months ended December 31, 2001. Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The customer list is being amortized on a straight-line basis over six years. The Company will periodically evaluate the recoverability of the carrying value of the intangible asset by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets. The net book value of intangible assets was $2,039,716 at December 31, 2001.

Liquidity and Capital Resources

DataWave's operating activities provided cash of $138,259 during the nine months ended December 31, 2001 compared with $480,336 during the nine months ended December 31, 2000. DataWave paid $1.3 million in cash to acquire AT&T's Canadian Prepaid Card Company in July 2001 and acquired $686,745 of cash as part of the transaction. Net cash used for other investing activities was $213,304 and $197,017 for the nine months ended December 31, 2001 and 2000, respectively. Cash used for other investing activities was attributable to capital expenditures for machinery and equipment.

The Company currently has sufficient cash and working capital to meet its ongoing obligations as they become due. A continued decline in the travel-related industry, which the Company's US revenues are dependant upon, and general softness in the US and Canadian economies would continue to pressure the Company's cash levels.

Cash and cash equivalents at December 31, 2001 were $1,793,226 compared with $2,462,033 at March 31, 2001 and $2,722,814 at December 31, 2000.

Risk and uncertainties

Refer to the Risk Factors section of the Company's Form 20-F for the fiscal year ended March 31, 2001 filed in Canada and the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAWAVE SYSTEMS, INC.

Date: February 19, 2002

By: /s/ Marc Belsky
Marc Belsky
Chief Financial Officer